Filed by Middlefield Banc Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Middlefield Banc Corp.

Commission File No.: 001-36613

Date: October 27, 2025

Q&A

What is the announcement?

Middlefield Banc Corp. and Farmers National Banc Corp. have entered into a definitive agreement to combine, subject to customary closing conditions, including regulatory and shareholder approvals. The goal is to combine strengths and streamline operations across both organizations. This merger will enhance our ability to serve our customers with a broader suite of financial products and advanced digital capabilities, while preserving with the same service and decision-making that define our culture.

What happens now that the merger is announced?

Following the announcement, both companies will begin integration planning. This includes reviewing roles, systems, and operations. Employee meetings will be scheduled to explain next steps and answer questions. Closing is expected to happen in the first quarter of 2026 and system conversion is anticipated in the third quarter of 2026. Key milestones and expected completion dates will be communicated as the project progresses. For now, business operations continue as usual.

Will I still have a job?

No changes to roles occur as a result of this announcement unless and until closing. Some employees will be retained in their current roles, while others may be impacted by restructuring. You will be contacted directly by HR or your manager, if you haven’t been already. In the coming days, all employees will also receive an email from Farmers describing what to expect in the coming weeks.

What happens if my role is impacted?

If your role is impacted, you may be eligible for severance benefits in accordance with applicable plans and policies. By November 28, 2025, we currently expect you will meet with a member of the Farmers team, accompanied by a member of the Middlefield team, to walk through the benefits available to you and guidance on next steps. In addition, you are eligible to apply for open positions with Farmers. More information is coming soon about how to apply.

Middlefield benefits plans remain in place until closing. Year‑end bonuses and merit increases are planned to proceed under existing programs, subject to plan terms and timing adjustments if needed.

Who is The Farmers National Bank of Canfield?

The Farmers National Bank of Canfield www.farmersbankgroup.com

Founded in 1887, Farmers National Banc Corp. is a diversified financial services company headquartered in Canfield, Ohio, with $5.2 billion in banking assets. Farmers National Banc Corp.’s wholly-owned subsidiaries are comprised of The Farmers National Bank of Canfield, a full-service national bank engaged in commercial and retail banking with 62 banking locations in Mahoning, Trumbull, Columbiana, Portage, Stark, Wayne, Medina, Geauga and Cuyahoga Counties in Ohio and Beaver, Butler, Allegheny, Jefferson, Clarion, Venango, Clearfield, Mercer, Elk and Crawford Counties in Pennsylvania, and Farmers Trust Company, which operates trust offices and offers services in the same geographic markets. Total wealth management assets under care at June 30, 2025 are $4.4 billion. Farmers National Insurance, LLC, a wholly-owned subsidiary of The Farmers National Bank of Canfield, offers a variety of insurance products.

By providing a practical and personal approach to business and lending practices, we help the people and businesses in our communities thrive. And we’re committed to finding innovative solutions for our customers, associates, shareholders and the community for many years to come.

How many employees does Farmers have?

Farmers National Bank of Canfield has approximately 700 employees.

How many employees will the combined entity have?

The combined organization will be close to $7.5 billion in assets with close to 900 employees. Actual figures may vary at closing.

How many locations does Farmers have?

Farmers National Bank of Canfield currently has 62 locations through Ohio and Pennsylvania. We are looking forward to our partnership and delivering our legendary customer service to new communities. Once we are combined, we will have approximately 83 branch locations.

Do I need to formally apply for a position with Farmers National Bank?

If your position is one that is identified as being retained following the merger you do NOT have to formally apply.

If your position is one that is identified as not being retained following the merger, you would need to apply for any open position where you meet the minimum qualifications to be considered.

Dates of legal acquisition?

Estimated to be First Quarter 2026

Date of system conversion?

Estimated to be August/September of 2026

Will you keep all products and services currently provided by Middlefield?

All customer account products and services will be mapped to corresponding Farmers products and services. We are excited to continue to offer quality products and services as well as provide many additional new services to all customers; however, there will be changes for customers. As the integration starts, we will map accounts and communicate to employees and customers any impact well in advance.

Will my compensation change?

At this time, no changes will be made and we do not anticipate any reductions to base compensation if you are staying in the same/similar job you currently hold. At the time of the legal closing, your total compensation may change based on the position you may be offered or what incentive program you may/may not be eligible for.

Will our work process change?

At this time, no changes will occur. Following the legal closing and/or system conversion, some work processes may change. If some of the work processes do change for your role or your department don’t worry, we will provide inclusive training opportunities on the processes to effectively provide all employees the tools and resources to be successful in your position. We will also have experienced staff on site for a period of time to ensure a smooth transition.

What will happen to my department or project?

We are committed to continuing business as usual when we can. We will work closely with members of your department to ensure all projects are complete prior to the transition.

What is the compensation structure at Farmers National Bank of Canfield?

Farmers National Bank of Canfield participates in extensive compensation and benefits surveys each year. This survey allows the Bank to continue to provide competitive, fair wages to all employees for each position within the organization. Compensation is based on a tiered approach that include a minimum, mid-point and maximum range for each position.

Do I get to keep my Years of Service?

Yes. Any employee joining Farmers National Bank of Canfield would be credited with all Years of Service.

What will happen to our benefits (health, vision, dental etc.)?

Middlefield employees will remain on your current benefits plans until the legal closing date. Depending on the exact legal closing date, employees may remain in those plans till the end of the month in which legal closing occurs. After that time, employees will transition to the benefits plans of their choice in the Farmers National Bank of Canfield programs. Prior to employees transitioning to the Farmers of Canfield plans, we will provide open enrollment meetings that will enable you to ask questions, compare your existing plan to your new plan, and enroll in our healthcare benefits as desired.

Speaking of Benefits, do I still need to do Open Enrollment?

Yes! The merger is not expected to close until the first quarter of 2026. We want to ensure that you are able to carefully select the right benefits for you and your family.

What will happen to our 401k?

Just prior to the legal closing date, the Middlefield 401k plan will be terminated. Employees will have the opportunity to enroll in the existing Farmers National Bank of Canfield 401k Retirement Savings Plan. Upon termination of the existing 401k plan and enrollment into the new plan, all participants will be able to rollover any funds in a pre-existing plan. The Farmers National Bank of Canfield 401k Retirement Plan offers both a traditional 401k program and Roth 401k program to our employees with a generous matching contribution.

What will happen to my current Vacation/Rollover time?

Farmers will credit each employee of Middlefield Bank who becomes an employee of Farmers National Bank with an amount of paid time off equal to what the employee’s accrued but unused paid time off (not including any paid time off that was rolled over from a prior calendar year) at Middlefield Bank immediately prior to the merger, subject to a maximum of 26 days (“Carryover PTO”). For any employee who has, immediately prior to the merger, accrued but unused paid time off in excess of 26 days (including any paid time off that was rolled over from a prior calendar year), (“Excess PTO”), Farmers will pay such Employee an amount equal to 50% of the number of days of Excess PTO times such Employee’s base or hourly rate.

Examples:

●	Employees who are separated at closing will receive a payout of their accrued, but unused PTO (including rollover from 2025) at 100% of your base or hourly rate.
●

Employees who become employees of Farmers will be credited with a bank of accrued, but unused PTO (not including carryover), subject to maximum of 26 days. At closing, you will then beginning accruing PTO on the Farmers plan. Any remaining carryover from 2025 will be paid at 50% of your hourly or base rate.

●

Employees who are separated at conversion will receive a payout of any remaining carryover from 2025 at 50% of your base or hourly rate and any accrued in 2026, but unused PTO at 100% of your base or hourly rate.

How does Farmers handle PTO/Vacation/Sick pay?

Farmers National Bank of Canfield uses a Paid-Time-Off (PTO) program that employees use for personal time and sick time. Each year employees are granted their PTO allowance for the year and employees use it as they need to. We do not carry over unused PTO time and if an employee leaves prior to the end of a calendar year, the Bank will pay out accrued but unused time to the employee on a prorated basis and will withhold used but un-accrued time from the last paycheck. More information will be provided through distribution of the Associate Handbook and other policies and procedures.

Will all branches remain open?

All retail branches will remain open between the announcement and our targeted legal closing date in March of 2026.  After the legal close there are three (3) retail locations that are very close to existing Farmers’ locations.  These offices are located in Cortland, Mantua, and Beachwood.  Subject to regulatory approval, the expected plan will be for the Middlefield locations to close sometime between Aug.1, 2026 and Dec. 31, 2026, but ALL non-manager retail staff will be retained and assigned to the Farmers branch office in that market or to a nearby office.  More information will be provided in the coming weeks and months.

Any non-retail employees housed in the Middlefield branches of these three locations will be provided with details of their location status as we get closer to the location closing dates.

How are employees measured and rewarded at Farmers?

At Farmers, we encourage open feedback from our employees to help them to grow as desired. The Bank measures performance through our Annual Performance Review process that includes an employee self- appraisal; this review allows us to monitor employee performance, target improvement areas as well as outline training plans to enable our employees to grow in their career with the Bank. These reviews are also used to award annual merit increases.

The Bank also rewards our employees for a job well done through many different venues including our Years of Service awards, random drawings or even providing logo wear as a token of our appreciation.

Severance Details:

Employees who will not be retained after legal closing/system conversion may be eligible for a severance package. Severance payouts are calculated based on years of service. For each full year of service, employees will receive 2 weeks of base salary (or hourly rate equivalent) with a maximum of 26 weeks and a minimum of 4 weeks. All payments occur post legal close and system conversion and require the employee to work through designated date. Additionally, if an employee is enrolled in a company medical plan at the time of separation, an additional lump sum representing the employer portion of COBRA benefits for minimum of 4 weeks up to a maximum of 26 weeks using the same years of service calculation as for severance benefits.

Questions?

Please contact Mark Nicastro or Gina Price with any additional questions or concerns.

Mark Nicastro, Executive Vice President, Chief Human Resources Officer

MNicastro@farmersbankgroup.com

Gina Price, Vice President, Manager of Human Resources

GPrice@farmersbankgroup.com

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

This communication is being made in respect of the proposed merger transaction between Farmers National Banc Corp. (“Farmers”) and Middlefield Banc Corp. (“Middlefield”). In connection with the proposed merger, Farmers will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) to register the shares of Farmers’ common stock that will be issued to Middlefield’s shareholders in connection with the merger (the “Registration Statement”). The Registration Statement will include a joint proxy statement of Middlefield and Farmers that also constitutes a prospectus of Farmers, as well as other relevant documents concerning the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents Farmers and Middlefield have filed with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Farmers will be available free of charge on Farmers’ website at https://www.farmersbankgroup.com or may be obtained from Farmers by written request to Farmers National Banc Corp., 20 South Broad Street, Canfield, Ohio 44406, Attention: Investor Relations. Copies of the documents filed with the SEC by Middlefield will be available free of charge on Middlefield’s website at https://www.middlefieldbank.bank or may be obtained from Middlefield by written request to Middlefield Banc Corp., 15985 East High Street, Middlefield, Ohio 44062, Attention: Investor Relations.

Participants in the Solicitation

Farmers and Middlefield, and certain of their directors and executive officers, may be deemed to be participants in the solicitation of proxies from Farmers’ shareholders and Middlefield’s shareholders in connection with the proposed merger. Information regarding Farmers’ directors and executive officers is contained in Farmers’ Proxy Statement on Schedule 14A, dated March 18, 2025 and in certain of its Current Reports on Form 8-K, which are filed with the SEC. Information regarding Middlefield’s directors and executive officers is contained in Middlefield’s Proxy Statement on Schedule 14A, dated April 4, 2025, and in certain of its Current Reports on Form 8-K, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger when it becomes available. Free copies of these documents may be obtained as described in the preceding paragraph.

Forward‑Looking Statements

This communication contains “forward‑looking statements,” including statements regarding the expected timing and benefits of the proposed transaction. Forward‑looking statements are subject to risks and uncertainties that may cause actual results to differ materially. For further discussion of these risks and uncertainties, see the documents Farmers and Middlefield file with the SEC, including the joint proxy statement/prospectus when available. Forward‑looking statements speak only as of the date made, and neither Farmers nor Middlefield undertakes any obligation to update them.